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                                                  As Filed with the Securities
                                                       and Exchange Commission
                                                          on November 30, 2000

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------

  In the Matter of                       INTERIM CERTIFICATE

  Conectiv                                        OF

  File No. 70-9573                           NOTIFICATION

  (Public Utility Holding                PURSUANT TO RULE 24
  Company Act of 1935)

--------------------------


This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending September 30, 2000:


(1) On August 31, 2000, KSA discontinued the the reinsurance program of the HVAC-Warranty Programs with the Northern Region of Conectiv Services, Inc. upon Conectiv's sale of this portion of Conectiv Services' business.

(2) On August 31, 2000, KSA discontinued the the reinsurance program of the HVAC-Warranty Programs with the Southern Region of Conectiv Services, Inc. upon Conectiv's sale of this portion of Conectiv Services' business.

     The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the
Application-Declaration, and in accordance with the terms and conditions of the Order.
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                                  SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                               Conectiv
                                    Conectiv Solutions, LLC
                                    ATE Investment, Inc.
                                    King Street Assurance Ltd.


November 30, 2000                   By: /s/Philip S. Reese
                                        ------------------
                                           Philip S. Reese
                                           Vice President & Treasurer